SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2008

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

February 7th, 2008

JANUARY TRAFFIC 2008

Passenger

▶	Traffic up by 2.0% with load factor down 1.8 points to 77.1%
▶	Further rise in unit revenues excluding currency impact, driven by a strong increase in yield

Cargo

▶	Traffic up by 3.9% with a load factor of 62.4% (-0.3 points)

Passenger activity

In January 2008 Air France-KLM posted a 2.0% rise in traffic. Premium traffic remained robust, driving a further rise in unit revenues. With capacity up 4.4%, the load factor stood at 77.1% (-1.8 points). The number of passengers rose to 5.6 million (+0.1%).

-	On the Americas network traffic was up 1.2% with capacity up 4.8%. Economy class traffic was impacted by the weakness of the US dollar. The load factor declined by 2.9 points to 81.0%.

-	The Asian network posted traffic growth of 6.3% with an increase in capacity of 6.2%. The load factor was maintained at the high level of 84.5% (+0.1 point).

-	On the Africa and Middle East network the rise in traffic of 3.0% did not match the 6.7% increase in capacity, leading to a 2.7 point decline in the load factor to 76.7%.

-	On the Caribbean and Indian Ocean network traffic was down 1.2% with capacity up by 1.2%. The load factor remained high at 84.7% (-2.0 points).

-	On the European network traffic was down by 0.6% while capacity rose 2.4%. The load factor was down 1.9 points to 60.7%.

Cargo activity

In January 2008 the cargo activity recorded a rise in traffic of 3.9%, driven by the Asian and Africa and Middle East networks. Capacity was up by 4.3%. The load factor was maintained at 62.4% (-0.3 points). The group transported 113,705 tonnes, a rise of 3.3%.

Agenda

Thursday, February 14th 2008:

▶	Audio-web conference at 4:00 pm (CET)

to connect to the conference call, please dial:

-	UK 00 44 207 162 0125 (password: AKH)
-	US 1 334 323 6203 (password: AKH)

▶	To see the presentation, go to the following website:

http://airfranceklm.momentys.com (password: AKHQ3)

▶	For instant replay, please dial:
-	020 7031 4064 (code: 758374)

Site internet : www.airfranceklm-finance.com

Contact investisseurs : Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Contact analystes : Olivier Mougeot – +33 (0)1 41 56 72 59 – olmougeot@airfrance.fr

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STATISTICS

Passenger activity (in millions)

	January			Year to date
Total Group	2008	2007	Change	2007-08	2006-07	Change
Passengers carried (000s)	5,561	5,556	0.1%	63,249	62,056	1.9%
Revenue pax-kilometers (RPK)	16,429	16,105	2.0%	174,602	167,966	4.0%
Available seat-kilometers (ASK)	21,296	20,397	4.4%	214,679	205,965	4.2%
Load factor (%)	77.1%	79.0%	(1.8)	81.3%	81.6%	(0.2)

Europe (including France)
Passengers carried (000s)	3,680	3,726	(1.2)%	43,826	43,401	1.0%
Revenue pax-kilometers (RPK)	2,810	2,828	(0.6)%	34,810	34,214	1.7%
Available seat-kilometers (ASK)	4,632	4,523	2.4%	48,786	47,708	2.3%
Load factor (%)	60.7%	62.5%	(1.9)	71.4%	71.7%	(0.4)

Americas
Passengers carried (000s)	652	649	0.4%	7,863	7,465	5.3%
Revenue pax-kilometers (RPK)	4,994	4,937	1.2%	58,370	54,991	6.1%
Available seat-kilometers (ASK)	6,170	5,886	4.8%	68,297	63,092	8.2%
Load factor (%)	81.0%	83.9%	(2.9)	85.5%	87.2%	(1.7)

Asia / Pacific
Passengers carried (000s)	473	442	7.1%	4,627	4,344	6.5%
Revenue pax-kilometers (RPK)	4,014	3,774	6.3%	39,829	37,510	6.2%
Available seat-kilometers (ASK)	4,751	4,473	6.2%	45,999	43,310	6.2%
Load factor (%)	84.5%	84.4%	0.1	86.6%	86.6%	(0.0)

Africa / Middle East
Passengers carried (000s)	448	436	2.7%	4,451	4,321	3.0%
Revenue pax-kilometers (RPK)	2,419	2,348	3.0%	23,531	22,902	2.7%
Available seat-kilometers (ASK)	3,155	2,956	6.7%	29,689	29,358	1.1%
Load factor (%)	76.7%	79.4%	(2.7)	79.3%	78.0%	1.2

Caribbean / Indian Ocean
Passengers carried (000s)	307	303	1.4%	2,483	2,525	(1.7)%
Revenue pax-kilometers (RPK)	2,192	2,218	(1.2)%	18,061	18,350	(1.6)%
Available seat-kilometers (ASK)	2,589	2,559	1.2%	21,908	22,497	(2.6)%
Load factor (%)	84.7%	86.7%	(2.0)	82.4%	81.6%	0.9

Cargo activity (in millions)
	January			Year to date
Total Group	2008	2007	Change	2007-08	2006-07	Change
Revenue tonne-km (RTK)	856	823	3.9%	9,497	9,183	3.4%
Available tonne-km (ATK)	1,371	1,314	4.3%	14,140	13,885	1.8%
Load factor (%)	62.4%	62.7%	(0.3)	67.2%	66.1%	1.0

Europe (including France)
Revenue tonne-km (RTK)	7	7	2.6%	75	70	5.9%
Available tonne-km (ATK)	44	43	2.7%	472	468	0.8%
Load factor (%)	15.6%	15.6%	(0.0)	15.8%	15.1%	0.8

Americas
Revenue tonne-km (RTK)	283	280	1.0%	3,068	3,078	(0.3)%
Available tonne-km (ATK)	446	430	3.8%	4,637	4,565	1.6%
Load factor (%)	63.3%	65.1%	(1.7)	66.2%	67.4%	(1.3)

Asia / Pacific
Revenue tonne-km (RTK)	422	404	4.3%	4,838	4,608	5.0%
Available tonne-km (ATK)	608	595	2.2%	6,468	6,489	(0.3)%
Load factor (%)	69.3%	68.0%	1.4	74.8%	71.0%	3.8

Africa / Middle East
Revenue tonne-km (RTK)	103	90	14.6%	1,059	933	13.5%
Available tonne-km (ATK)	177	158	12.1%	1,708	1,523	12.2%
Load factor (%)	58.3%	57.1%	1.3	62.0%	61.3%	0.7

Caribbean / Indian Ocean
Revenue tonne-km (RTK)	41	42	(3.1)%	457	493	(7.3)%
Available tonne-km (ATK)	96	88	8.7%	855	839	1.8%
Load factor (%)	42.8%	48.0%	(5.2)	53.5%	58.7%	(5.3)

Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements which include but are not limited to statements concerning the financial condition, results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors many of which are outside of Air France-KLM’s control and are difficult to predict that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic. Business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings including its Annual Reports on Form 20-F for the year ended March 31, 2007. Air France-KLM undertakes no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise.

Our interim report and our annual report on Form 20-F are available on our website at www.airfranceklm-finance.com or on the website maintained by the SEC at www.sec.gov. You may also request a copy of interim report, which includes our six-month financial results, or of our annual report on Form 20-F, which includes our complete audited annual financial statements, at no charge, by calling our investor relations department at +33 1 41 56 75 14 or writing to Air France-KLM - Investor Relations Department, 45 rue de Paris, 75747 Roissy CDG, Cedex, France.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: February 7, 2008	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations